ALTAIR INTERNATIONAL CORPORATION

322 North Shore Drive

Building 1B, Suite 200

Pittsburgh, PA 15212

January 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street NE

Washington, D.C. 20549

Attn:	Juan Grana

Re:	Altair International Corp.
Preliminary Information Statement on Schedule 14C
Filed March 20, 2024
File No. 000-56312

Dear Mr. Grana:

Altair International Corp (the “Company”) is transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 22, 2024, with respect to the Company’s Preliminary Statement on Schedule 14C. The numbered paragraphs below corresponds to the numbered comments in that letter. The Staff’s comments are presented in bold italics.

Preliminary Information Statement on Schedule 14C filed March 20, 2024

General

1.	We note that the preliminary information statement relates to a reverse merger with Premier Air Charter, Inc., as contemplated by the merger agreement dated February 16, 2024. Please revise the information statement to provide all of the information required by Schedule 14C, including Item 14 of Schedule 14A. Refer to Item 1 of Schedule 14C.

Response: We have filed an amended Preliminary Information Statement on January 15, 2025, with the Commission providing the information required by Schedule 14C, including Item 14 of Schedule 14A.

2.	Please provide the financial information required by Items 14(b)(11) and 14(c)(2) of Schedule 14A, including audited financial statements for the two most recent fiscal years for Premier Air Charter, Inc., and pro forma financial information accounting for the reverse merger with Premier Air. Please also provide interim unaudited financial statements, as applicable. Refer to Rules 8-04 and 8-05 and Article 11 of Regulation S-X.

Response: We have filed an amended Preliminary Information Statement on January 15, 2025, with the Commission providing the information required by Schedule 14A, Items 14(b)(11) and 14(c)(2) of Schedule 14A, including audited financial statements for the two most recent fiscal years for Premier Air Charter, Inc., and pro forma financial information accounting for the reverse merger with Premier Air. We also have provided interim unaudited financial statements for the nine months ended September 30, 2024 and 2023 for Premier Air.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, CM Law PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at leonardlovallo@gmail.com.

Sincerely,

/s/ Leonard Lovallo

Leonard Lovallo

Cc:	Ernest M. Stern, Esq.